FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other News

Item 1

OTHER NEWS

Subject: Changes in non-executive Directors

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

This is to inform you that the Board of Directors of ICICI Bank at its Meeting held today appointed Mr. Radhakrishnan Nair (DIN:07225354) as an Additional (Independent) Director of the Bank with effect from May 2, 2018 for a period of 5 years subject to the approval of shareholders.

Pursuant to Regulation 30(2) read with Para A of Part A of Schedule III of SEBI (Listing Obligations & Disclosure Requirements) Regulations, 2015, we give below the information as prescribed for the appointment of Non-Executive Director.

Reason for change	Appointment
Date of appointment	May 2, 2018
Brief Profile

Mr. Radhakrishnan Nair, aged 63, holds degrees in Science, Securities Laws, Management and Law. He has around forty years of experience in the banking industry and in the field of securities and insurance regulation. He started his banking career with Corporation Bank in August 1976 and in 2003 he became General Manager, in charge of Recovery Management Division, Legal Service Division and Credit Risk Management Division and development of priority sector lending and regional rural banks. He has also served as the Managing Director of Corporation Bank Securities Limited. During his tenure at Corporation Bank, he was responsible for development of priority sector lending and regional rural bank which covered the areas of agriculture, small scale industry and other priority sector areas. In July 2005, he became an Executive Director at Securities and Exchange Board of India (SEBI), where he handled the Investment Management Department (mutual funds, venture capital funds and foreign venture capital investors), Corporate Debt Department, Economic and Policy Analysis Department, Office of Investor Assistance and Education and Surveillance. In March 2010, he joined Insurance Regulatory and Development Authority of India (IRDAI) as Member (Finance and Investment). During his tenure he ushered in new investment and accounting regulations for the life insurance and general insurance sectors. He was also involved in framing the new regulatory architecture for Unit Linked Insurance Plans and also chaired the committee on implementing IFRS and the new corporate governance framework for insurers. He thus has special knowledge and practical experience in, inter alia, accountancy, agriculture and rural economy, banking, co-operation, economics and finance.

Mr. Radhakrishnan Nair is an independent Director of three subsidiaries of the Bank - ICICI Prudential Life Insurance Company Limited, ICICI Prudential Trust Limited and ICICI Securities Primary Dealership Limited. He is also a Director of Geojit Financial Services Limited, JRG Fincorp Limited, Indian Commodity Exchange Limited, Inditrade Microfinance Limited, Touchstone Regulatory Advisors Private Limited, Inditrade Community Foundation and Inditrade Housing Finance Limited.

Disclosure of relationships between directors	He is not related to any other director of the Bank.

We also wish to inform you that Dr. Tushaar Shah, non-executive independent Director of the Bank will complete his tenure of eight years as prescribed under the Banking Regulation Act, 1949 on May 2, 2018 and will cease to be the Director of the Bank effective May 3, 2018.

You are requested to please take the above changes on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	May 2, 2018	By:	/s/ P. Sanker
			Name :	Mr. P. Sanker
			Title :	Senior General Manager (Legal) & Company Secretary